Exhibit 99.1
November 9, 2022 – MILAN – In June 2022, Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna”) filed an advance tax ruling request with the Dutch Tax Authorities in order to clarify the potential withholding tax consequences of dividend distributions in the Netherlands. For more information on the content of the tax ruling request, please refer to the prospectus filed by Zegna with the U.S. Securities and Exchange Commission on September 12, 2022 and available under the relevant section of Zegna’s corporate website at https://ir.zegnagroup.com/financials/sec-filings/default.aspx.
In September 2022, Zegna reached an agreement with the Dutch Tax Authorities – valid for the period from January 1, 2022 to December 31, 2026 – pursuant to which Zegna, being an entity originally incorporated under Italian law and converted into a Dutch company but tax resident in Italy, shall not be required to withhold taxes under Dutch law in respect of any dividends it may declare and pay for the entire term of the agreement. As a result, until December 31, 2026 the Dutch withholding tax (having a rate of 15%) shall no longer be applied to dividends paid by Zegna to its shareholders, irrespective of their tax residence.
Please note that, since the tax ruling applies retroactively starting from January 1, 2022, Zegna will refund the amounts held back in relation to the Dutch withholding tax on the dividend distributed to Zegna’s shareholders on July 28, 2022 through an additional Third Quick Refund window, which represents a one-time exceptional process. For more information on the refund process, please refer to the updated Important Notice (and in particular section: “Dutch 15% Hold Back Payment - Final Quick Refund Batch”), available under the relevant section of Zegna’s corporate website at https://ir.zegnagroup.com/stock-info/.

About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy by Ermenegildo Zegna, the Zegna Group designs, creates, and distributes luxury menswear and accessories under the Zegna brand, as well as womenswear, menswear and accessories under the Thom Browne brand. Through its Luxury Textile Laboratory Platform – which works to preserve artisanal mills producing the finest Italian fabrics – the Zegna Group manufactures and distributes the highest quality fabrics and textiles. Group products are sold through over 500 stores in 80 countries around the world, of which 299 are directly operated by the Group as of September 30, 2022 (242 Zegna stores and 57 Thom Browne stores). Over the decades, Zegna Group has charted Our Road: a unique path that winds itself through era-defining milestones that have seen the Group grow from a producer of superior wool fabric to a global luxury group. Our Road has led us to New York, where the Group has been listed on the New York Stock Exchange since December 20, 2021. And while we continue to progress on Our Road to tomorrow, we remain committed to upholding our founder’s legacy – one that is based upon the principle that a business’s activities should help the environment. Today, the Zegna Group is creating a lifestyle that marches to the rhythm of modern times while continuing to nurture bonds with the natural world and with our communities that create a better present and future.

Contacts
Investor Relations/Group Communications
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Media
Brunswick Group
Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54